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                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

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                              SCHEDULE 13E-4/A

                       ISSUER TENDER OFFER STATEMENT

                      (PURSUANT TO SECTION 13(e)(1) OF
                    THE SECURITIES EXCHANGE ACT OF 1934)
                             (Amendment No. 1)

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                                  CONECTIV
                              (NAME OF ISSUER)

                                  CONECTIV
                    (NAME OF PERSON(S) FILING STATEMENT)

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                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                 206829 103
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  CONECTIV
                                800 King St.
                                P.O. Box 231
                            Wilmington, DE 19899

    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                                NOTICES AND
        COMMUNICATIONS ON BEHALF OF THE PERSONS(S) FILING STATEMENT)

                          PETER F. CLARK, ESQUIRE
                                  CONECTIV
                       800 KING STREET, P.O. BOX 231
                         WILMINGTON, DELAWARE 19899
                               (302) 429-3311

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                                  COPY TO:

                           MICHAEL P. ROGAN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                         1440 NEW YORK AVENUE, N.W.
                        WASHINGTON, D.C. 20005-2111
                               (202) 371-7000

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                                MAY 11, 1999
                (DATE TENDER OFFER FIRST PUBLISHED, SENT OR
                         GIVEN TO SECURITY HOLDERS)

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                         CALCULATION OF FILING FEE

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      TRANSACTION VALUATION*              AMOUNT OF FILING FEE
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      $357,000,000                        $71,400

* Calculated solely for purposes of determining the filing fee, based upon the purchase of 14,000,000 shares at the maximum tender offer price per share of $25.50

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $71,400                    Filing Party: CONECTIV
Form or Registration No.: Schedule 13E-4            Date File:  MAY 11, 1999
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      This Amendment No. 1 amends the Issuer Tender Offer Statement on
Schedule 13E-4 filed May 11, 1999 (the "Schedule 13E-4") by Conectiv, a Delaware corporation (the "Company"), relating to its Offer to Purchase up to 14,000,000 shares of its Common Stock, par value $0.01 per share (including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of April 23, 1998, between the Company and Conectiv Resource Partners, Inc., as the Rights Agent), at a price not greater than $25.50 nor less than $23.50 per share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 11, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) to the
Schedule 13E-4.

      Terms used but not defined herein are used as defined in the Offer to Purchase.

      Item 2.  Source and Amount of Funds or Other Consideration.

      Item 2(b) of the Schedule 13E-4 is hereby amended as follows:

      The following paragraph is added after the first full paragraph on page 34 of the Offer to Purchase under the caption "Section 10. Source and Amount of Funds":

                  "$250,000,000 aggregate principal amount of unsecured
            Notes bearing interest at a compound rate of 6.73%, with a stated maturity date of June 1, 2006 were issued and sold by the Company on May 26, 1999. The interest payment dates on the Notes are June 1 and December 1, beginning December 1, 1999. The Notes may be redeemed at the option of the Company, in whole or in part from time to time, at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed and (b) the sum of the present values of the remaining scheduled payments of principal and interest on such Notes discounted to the date fixed for redemption on a semi-annual basis at a discount rate equal to the Treasury Rate (generally, the average yield for the immediately preceding week appearing in the most recently published statistical release by the Board of Governors of the Federal Reserve System which establishes yields on actively traded United States Treasury securities with maturities comparable to the subject Notes), plus 10 basis points, plus accrued interest to the date of redemption. Subject to earlier optional redemption, the Notes will be redeemed by the Company as follows, at a redemption price of 100% of the principal amount of the Notes plus accrued interest to the redemption date: $100,000,000 on June 1, 2002; $50,000,000 on June 1, 2003; $50,000,000 on June
            1, 2004; and $30,000,000 on June 1, 2005. Any Notes remaining outstanding after June 1, 2005 will mature on the stated maturity date of June 1, 2006. Net proceeds from the issuance and sale of the Notes will be used by the Company to repay outstanding obligations under the Credit Agreements. The Company expects to use borrowings under the Credit Agreements to complete the purchase of Shares pursuant to the Offer."

      Item 8.  Additional Information.

      Item 8(e) of the Schedule 13E-4 is hereby amended as follows:

      The paragraph captioned "FORWARD-LOOKING STATEMENTS" included on page 7 of the Offer to Purchase is deleted and replaced in its entirety by the following:

                  "All forward-looking statements made by the Company
            (including those made in its press releases and incorporated by reference herein) involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Although the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to forward-looking statements made in connection with tender offers, factors which may affect future performance and financial results include, but are not limited to, those set forth in the Company's press releases and other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise."

      Item 8(e) of the Schedule 13E-4 is hereby amended as follows:

      "Section 6. Certain Conditions of the Offer" of the Offer to Purchase is amended as follows:

            The phrase "Company's judgment" in the first full paragraph of "Section 6. Certain Conditions of the Offer" on page 29 of the Offer to Purchase is deleted and the phrase "Company's reasonable judgment" inserted in lieu thereof.

            Each occurrence of the phrase "sole judgment of the Company," in numbered paragraphs (2), (3), (4) and (5) under the caption "Section 6. Certain Conditions of the Offer" on pages 29 and 30 of the Offer to Purchase is deleted and the phrase "reasonable judgment of the Company" is inserted in lieu thereof.

            The following parenthetical phrase is added at the end of numbered paragraph (4)(C) under the caption "Section 6. Certain Conditions of the Offer" on page 29 of the Offer to Purchase, in order to further clarify this condition: "(which shall not include the United States' participation in the NATO-sponsored actions related to Yugoslavia)".



                                 SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    CONECTIV


                                    By: /s/ Louis M. Walters
                                       --------------------------------
                                        Louis M. Walters
                                        Treasurer

Dated:  June 2, 1999